SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

BALLANTYNE STRONG, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,494,856
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,982,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 5,982,752
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,777,834
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,777,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,777,834
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 65,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,762,753
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,762,753

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,762,753
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,487,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,487,896
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,861
	8	SHARED VOTING POWER 335,430
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,291

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 636,291
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 265,925(1)
	8	SHARED VOTING POWER 4,494,856
	9	SOLE DISPOSITIVE POWER 160,206(2)
	10	SHARED DISPOSITIVE POWER 5,982,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,142,958(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.8%
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 217,945 shares directly owned by Mr. Cerminara, (ii) 7,540 shares held in Mr. Cerminara’s 401(k) account, (iii) 11,220 shares held by Mr. Cerminara’s wife, (iv) 4,220 shares held by Mr. Cerminara’s minor children and (v) 25,000 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement. Does not include 63,334 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.
(2)	Includes 26,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement and 25,000 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement. Does not include 131,719 shares beneficially owned by Mr. Cerminara (including the 11,220 shares held by Mr. Cerminara’s wife and the 4,220 shares held by Mr. Cerminara’s children) that are held in CWA customer accounts. Does not include 63,334 shares potentially issuable to Mr. Cerminara pursuant to grants of restricted stock units.
(3)	Includes 26,000 shares purchasable pursuant to stock options that are exercisable within 60 days of the filing of this Statement and 25,000 shares potentially issuable to Mr. Cerminara upon the vesting of restricted stock units within 60 days of the filing of this Statement.

CUSIP No. 058516105	13D	Page 11 of 15 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,610(1)
	8	SHARED VOTING POWER 4,494,856
	9	SOLE DISPOSITIVE POWER 32,110(1)(2)
	10	SHARED DISPOSITIVE POWER 5,982,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,014,862(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 8,187 shares potentially issuable to Mr. Johnson upon the vesting of restricted stock units within 60 days of the filing of this Statement. Does not include 16,376 shares potentially issuable to Mr. Johnson pursuant to grants of restricted stock units.

(2)	Does not include 8,500 shares beneficially owned by Mr. Johnson that are held in CWA customer accounts.

CUSIP No. 058516105	13D	Page 12 of 15 Pages

This Amendment No. 18 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 18”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 18 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 18, the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPM, $7,052,626; FGHP, $3,570,444; FGAA, $154,782; FGGM, $323,654; FAFI, $6,558,505; Mr. Moglia, $2,947,390; Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322; and Mr. Johnson (with respect to the shares acquired by him through the open market), $61,425. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 18 was approximately $3,549,830 (excluding shares held in CWA customer accounts for Messrs. Moglia, Cerminara and Johnson). The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. The cost for purchasing the shares held by Mr. Ferguson was approximately $4,618; the source of funds was personal funds.

Item 5.	Interest in Securities of the Issuer.

(a)  The Reporting Persons beneficially own in the aggregate 6,175,068 shares of Common Stock, which represents approximately 42.0% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,651,253 shares of Common Stock reported by the Company as outstanding as of May 27, 2020 in the Company’s Registration Statement on Form S-3, filed with the Securities and Exchange Commission on May 28, 2020.

(c) Transactions effected by FGPM and FAFI in the Common Stock since the filing of Amendment No. 17 to this Statement with the Securities and Exchange Commission on May 21, 2020 are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market. In addition, on May 27, 2020, 2,990 shares of Common Stock were transferred out of customer accounts managed by CWA.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 18, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: June 1, 2020

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara

Manager

CUSIP No. 058516105	13D	Page 14 of 15 Pages

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

JOSEPH MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

CUSIP No. 058516105	13D	Page 15 of 15 Pages

Schedule A

Transactions in the Common Stock Since the Filing of Amendment No. 17 to the Schedule 13D/A on May 21, 2020:

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
05/21/2020	2,491	2.0971
05/22/2020	2,491	1.4973
05/26/2020	27,249	1.4905
05/27/2020	26,096	1.5411
05/28/2020	27,249	1.5734
05/29/2020	26,139	1.6547

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.

Fundamental Activist Fund I, LP:

Transaction Date	Number of Shares Bought/(Sold)(1)	Price Per Share ($)(2)
05/21/2020	2,491	2.0971
05/22/2020	2,491	1.4973
05/26/2020	27,249	1.4905
05/27/2020	26,096	1.5411
05/28/2020	27,249	1.5734
05/29/2020	26,140	1.6547

(1)	All shares were purchased pursuant to a Rule 10b5-1 trading plan entered into by Fundamental Global Investors, LLC on behalf of the funds managed by it.

(2)	The price per share reported is the weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price.